UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2021).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    July 29, 2020

July 29, 2020

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Three Months Ended June 30, 2020 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2020

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2020)

    (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent
Three months ended June 30, 2020			¥ 970,393	(16.2)%	¥118,131	(54.8)%	¥86,095	(60.1)%
Three months ended June 30, 2019			1,158,185	(1.9)	261,442	(21.2)	215,727	(5.0)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2020: ¥ 351,424 million [112.1%]
		(b) for the three months ended June 30, 2019: ¥ 165,695 million [ (47.4)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2020			¥ 62.86		¥ 62.83
Three months ended June 30, 2019			155.24		155.14
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
June 30, 2020			¥ 226,147,489		¥ 10,958,360		4.8%
March 31, 2020			219,863,518		10,784,903		4.9
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2020: ¥ 10,891,556 million (b) as of March 31, 2020: ¥ 10,719,969 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual

Fiscal year ended March 31, 2020	¥ —	¥ 90.00	¥ —	¥ 100.00	¥ 190.00
Fiscal year ending March 31, 2021	—
Fiscal year ending March 31, 2021 (Forecast)		95.00	—	95.00	190.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2021)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2021	¥ 400,000	(43.2)%	¥ 292.06

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2020.

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: Yes

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4)	Number of shares issued (common stock)

	As of June 30, 2020	As of March 31, 2020
(a) Number of shares issued (including treasury stock)	1,373,171,556 shares	1,373,171,556 shares
(b) Number of treasury stock	3,584,976 shares	3,645,043 shares

	Three months ended June 30, 2020	Three months ended June 30, 2019
(c) Average number of shares issued in the period	1,369,568,963 shares	1,389,636,602 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2020 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1) Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2021 including the period for the three months ended June 30, 2020. Amounts of Income taxes include Income taxes-deferred.

(2) Changes in accounting policies due to application of new or revised accounting standards

Accounting Standard etc. for Fair Value Measurement

The Company applies “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the three months ended June 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting standards for fair value measurement” and Item 44-2 of “Accounting standard for financial instrument,” (ASBJ Statement No.10, July 4, 2019) the company has applied new accounting policies since the beginning of the period for the three months ended June 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of Accounting standards for fair value measurement, the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the three months ended June 30, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the three months ended June 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, and “Retained earnings” decreased by ¥41,849 million at the beginning of the period for the three months ended June 30, 2020.

(3) Changes in accounting policies due to reasons other than above (2)

Changes in Recognition of installment-sales-related income and installment-sales-related expenses

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the three months ended June 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is conducted to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the quarterly consolidated financial statements for the three months ended June 30, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Others operating expenses” decreased by ¥176,324 million respectively, “Interest income” increased by ¥9,361 million, and “Other operating expenses” decreased by ¥185,685 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the three months ended June 30, 2019. There is also no cumulative effect on “Net assets” at the beginning for the fiscal year ended March 31, 2020.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen

	March 31, 2020	June 30, 2020

Assets:
Cash and due from banks	¥61,768,573	¥63,188,842
Call loans and bills bought	896,739	1,522,423
Receivables under resale agreements	8,753,816	6,349,067
Receivables under securities borrowing transactions	5,005,103	4,583,526
Monetary claims bought	4,559,429	4,453,144
Trading assets	7,361,253	6,843,029
Money held in trust	353	333
Securities	27,128,751	30,054,755
Loans and bills discounted	82,517,609	87,106,793
Foreign exchanges	2,063,284	2,325,320
Lease receivables and investment assets	219,733	218,706
Other assets	8,298,393	8,429,059
Tangible fixed assets	1,450,323	1,433,857
Intangible fixed assets	753,579	751,024
Net defined benefit asset	230,573	238,337
Deferred tax assets	26,314	25,643
Customers’ liabilities for acceptances and guarantees	9,308,882	9,154,430
Reserve for possible loan losses	(479,197)	(530,806)

Total assets	¥219,863,518	¥226,147,489

Liabilities:
Deposits	¥127,042,217	¥133,560,778
Negotiable certificates of deposit	10,180,435	9,720,495
Call money and bills sold	3,740,539	3,742,254
Payables under repurchase agreements	13,237,913	12,644,340
Payables under securities lending transactions	2,385,607	2,254,131
Commercial paper	1,409,249	1,989,560
Trading liabilities	6,084,528	5,600,892
Borrowed money	15,210,894	16,052,089
Foreign exchanges	1,461,308	1,146,332
Short-term bonds	379,000	530,000
Bonds	9,235,639	9,021,436
Due to trust account	1,811,355	1,840,290
Other liabilities	7,011,967	7,309,725
Reserve for employee bonuses	73,868	27,150
Reserve for executive bonuses	3,362	—
Net defined benefit liability	35,777	35,738
Reserve for executive retirement benefits	1,270	860
Reserve for point service program	26,576	27,211
Reserve for reimbursement of deposits	4,687	3,571
Reserve for losses on interest repayment	142,890	134,522
Reserves under the special laws	3,145	3,364
Deferred tax liabilities	257,384	359,853
Deferred tax liabilities for land revaluation	30,111	30,096
Acceptances and guarantees	9,308,882	9,154,430

Total liabilities	209,078,615	215,189,129

Net assets:
Capital stock	2,339,964	2,339,964
Capital surplus	692,003	692,007
Retained earnings	6,336,311	6,243,623
Treasury stock	(13,983)	(13,751)

Total stockholders’ equity	9,354,296	9,261,844

Net unrealized gains (losses) on other securities	1,371,407	1,644,368
Net deferred gains (losses) on hedges	82,257	83,053
Land revaluation excess	36,878	36,860
Foreign currency translation adjustments	(32,839)	(43,823)
Accumulated remeasurements of defined benefit plans	(92,030)	(90,746)

Total accumulated other comprehensive income	1,365,673	1,629,711

Stock acquisition rights	2,064	1,846
Non-controlling interests	62,869	64,957

Total net assets	10,784,903	10,958,360

Total liabilities and net assets	¥219,863,518	¥226,147,489

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income (Consolidated statements of income)
	Millions of yen

Three months ended June 30	2019	2020

Ordinary income	¥1,158,185	¥970,393
Interest income	634,901	499,178
Interest on loans and discounts	446,534	369,696
Interest and dividends on securities	68,240	64,159
Trust fees	1,002	1,143
Fees and commissions	307,293	279,735
Trading income	63,959	69,995
Other operating income	88,159	95,532
Other income	62,868	24,809
Ordinary expenses	896,743	852,261
Interest expenses	322,841	180,796
Interest on deposits	128,398	53,401
Fees and commissions payments	52,569	49,991
Trading losses	—	978
Other operating expenses	37,885	35,914
General and administrative expenses	432,641	420,908
Other expenses	50,805	163,670

Ordinary profit	261,442	118,131

Extraordinary gains	22,010	37
Extraordinary losses	1,069	1,346

Income before income taxes	282,383	116,823

Income taxes	60,688	30,758

Profit	221,695	86,064

Profit attributable to non-controlling interests	5,967	(30)

Profit attributable to owners of parent	¥215,727	¥86,095

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2019	2020

Profit	¥221,695	¥86,064
Other comprehensive income	(55,999)	265,359
Net unrealized gains (losses) on other securities	(65,526)	277,614
Net deferred gains (losses) on hedges	53,910	3,732
Foreign currency translation adjustments	(45,657)	(10,602)
Remeasurements of defined benefit plans	748	1,610
Share of other comprehensive income of affiliates	525	(6,995)

Total comprehensive income	165,695	351,424

Comprehensive income attributable to owners of parent	158,949	350,151
Comprehensive income attributable to non-controlling interests	6,746	1,272

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2020

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2020 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2020 (A)	Change (A) - (B)	Three months ended June 30, 2019 (B)
Consolidated gross profit	1	677,902	(4,119)	682,021
Net interest income	2	318,381	6,321	312,060
Trust fees	3	1,143	141	1,002
Net fees and commissions	4	229,743	(24,981)	254,724
Net trading income	5	69,016	5,057	63,959
Net other operating income	6	59,617	9,343	50,274
General and administrative expenses	7	(420,908)	11,733	(432,641)
Equity in gains (losses) of affiliates	8	4,384	(15,412)	19,796

Consolidated net business profit	9	261,378	(7,798)	269,176

Total credit cost	10	(114,805)	(77,171)	(37,634)
Credit costs	11	(117,828)	(77,130)	(40,698)
Write-off of loans	12	(34,033)	(16,748)	(17,285)
Provision for reserve for possible loan losses	13	(83,341)	(60,310)	(23,031)
Others	14	(453)	(72)	(381)
Recoveries of written-off claims	15	3,022	(42)	3,064
Gains (losses) on stocks	16	(747)	(31,679)	30,932
Other income (expenses)	17	(27,693)	(26,662)	(1,031)

Ordinary profit	18	118,131	(143,311)	261,442

Extraordinary gains (losses)	19	(1,308)	(22,249)	20,941
Gains (losses) on disposal of fixed assets	20	(109)	297	(406)
Losses on impairment of fixed assets	21	(980)	(330)	(650)
Gains on step acquisitions	22	—	(21,997)	21,997
Income before income taxes	23	116,823	(165,560)	282,383
Income taxes	24	(30,758)	29,930	(60,688)
Profit	25	86,064	(135,631)	221,695
Profit attributable to non-controlling interests	26	30	5,997	(5,967)

Profit attributable to owners of parent	27	86,095	(129,632)	215,727

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.  Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                   + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. Amounts of Income taxes include Income taxes-deferred.

Number of consolidated subsidiaries and affiliates
		June 30, 2020		March 31, 2020
			Change
Consolidated subsidiaries	28	175	1	174
Equity method affiliates	29	110	9	101

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2020 (A)	Change (A) - (B)	Three months ended June 30, 2019 (B)
Gross banking profit	1	371,356	14,893	356,463
Net interest income	2	209,675	7,418	202,257
Trust fees	3	443	(26)	469
Net fees and commissions	4	70,140	(7,344)	77,484
Net trading income	5	28,907	(3,708)	32,615
Net other operating income	6	62,188	18,553	43,635

Gains (losses) on bonds	7	63,681	11,459	52,222
Expenses (excluding non-recurring losses)	8	(203,812)	(814)	(202,998)
Personnel expenses	9	(82,313)	(642)	(81,671)
Non-personnel expenses	10	(107,040)	586	(107,626)
Taxes	11	(14,459)	(759)	(13,700)

Banking profit (before provision for general reserve for possible loan losses)	12	167,543	14,078	153,465

Gains (losses) on bonds	13	63,681	11,459	52,222
Core banking profit (12-13)	14	103,862	2,619	101,243
excluding gains (losses) on cancellation of investment trusts	15	95,869	(2,354)	98,223

Provision for general reserve for possible loan losses	16	(40,761)	(35,232)	(5,529)
Banking profit	17	126,782	(21,154)	147,936
Non-recurring gains (losses)	18	(52,356)	(76,085)	23,729
Credit costs	19	(31,431)	(30,909)	(522)
Gains on reversal of reserve for possible loan losses	20	—	—	—
Recoveries of written-off claims	21	3	3	0
Gains (losses) on stocks	22	(1,504)	(32,387)	30,883
Gains on sales of stocks	23	11,286	(24,336)	35,622
Losses on sales of stocks	24	(1,056)	743	(1,799)
Losses on devaluation of stocks	25	(11,734)	(8,795)	(2,939)
Other non-recurring gains (losses)	26	(19,423)	(12,792)	(6,631)

Ordinary profit	27	74,425	(97,241)	171,666

Extraordinary gains (losses)	28	(934)	14	(948)
Gains (losses) on disposal of fixed assets	29	(43)	301	(344)
Losses on impairment of fixed assets	30	(890)	(287)	(603)
Income before income taxes	31	73,491	(97,226)	170,717
Income taxes	32	(20,279)	23,392	(43,671)

Net income	33	53,212	(73,834)	127,046

Total credit cost (16+19+20+21)	34	(72,188)	(66,137)	(6,051)
Provision for general reserve for possible loan losses	35	(40,761)	(35,232)	(5,529)
Write-off of loans	36	(21,612)	(17,525)	(4,087)
Provision for specific reserve for possible loan losses	37	(9,431)	(13,374)	3,943
Losses on sales of delinquent loans	38	(387)	(8)	(379)
Provision for loan loss reserve for specific overseas countries	39	(0)	(0)	0
Recoveries of written-off claims	40	3	3	0

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)
		Three months		Three months
		ended June 30, 2020 (A)	Change (A) - (B)	ended June 30, 2019 (B)
Interest earned on loans and bills discounted (a)		0.84	(0.08)	0.92
Interest paid on deposits, etc. (b)		0.00	(0.00)	0.00
Interest spread (a) - (b)		0.84	(0.08)	0.92

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)		0.87	(0.07)	0.94
Interest spread (c) - (b)		0.87	(0.07)	0.94
3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated				(Billions of yen)
		June 30, 2020		March 31, 2020
			Change from March 31, 2020
Bankrupt and quasi-bankrupt assets	1	135.8	47.9	87.9
Doubtful assets	2	387.3	60.4	326.9
Substandard loans	3	251.1	15.6	235.5
Total (A)	4	774.2	123.9	650.3

Normal assets	5	99,966.1	4,692.9	95,273.2
Grand total (B)	6	100,740.3	4,816.8	95,923.5

NPL ratio (A/B)	7	0.77%	0.09%	0.68%

Amount of direct reduction		160.9	18.0	142.8

SMBC non-consolidated				(Billions of yen)
		June 30, 2020		March 31, 2020
			Change from March 31, 2020
Bankrupt and quasi-bankrupt assets	8	120.2	47.2	73.0
Doubtful assets	9	304.4	43.5	260.8
Substandard loans	10	95.3	0.5	94.8
Total (A)	11	519.9	91.3	428.6

Normal assets	12	96,944.2	4,146.8	92,797.4
Grand total (B)	13	97,464.1	4,238.1	93,226.0

NPL ratio (A/B)	14	0.53%	0.07%	0.46%

Amount of direct reduction		111.5	16.1	95.4

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2020					March 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2020	Gains	Losses
Held-to-maturity securities	1	282.3	0.0	(0.1)	0.1	0.1	282.4	0.1
Other securities	2	29,716.6	2,297.7	405.3	2,410.1	112.4	26,649.2	1,892.3
Stocks	3	3,040.0	1,581.9	312.3	1,638.3	56.5	2,736.8	1,269.6
Bonds	4	13,643.4	17.7	(3.8)	35.1	17.4	10,067.4	21.5
Japanese government bonds	5	10,510.2	(7.8)	(0.7)	5.6	13.4	7,087.9	(7.1)
Others	6	13,033.1	698.1	96.9	736.7	38.6	13,845.0	601.2
Foreign bonds	7	10,684.3	215.1	(40.6)	228.1	13.0	11,649.5	255.7
Other money held in trust	8	0.3	—	—	—	—	0.4	—
Total	9	29,999.2	2,297.7	405.2	2,410.2	112.5	26,931.9	1,892.5
Stocks	10	3,040.0	1,581.9	312.3	1,638.3	56.5	2,736.8	1,269.6
Bonds	11	13,925.7	17.7	(3.9)	35.2	17.4	10,349.8	21.7
Others	12	13,033.5	698.1	96.9	736.7	38.6	13,845.4	601.2

SMBC non-consolidated							(Billions of yen)
		June 30, 2020					March 31, 2020
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2020	Gains	Losses
Held-to-maturity securities	13	22.3	(0.1)	(0.0)	0.0	0.1	22.3	(0.1)
Stocks of subsidiaries and affiliates	14	4,265.6	(116.1)	10.7	1.6	117.8	4,182.0	(126.8)
Other securities	15	26,558.5	1,798.7	342.6	1,906.6	107.9	23,541.4	1,456.2
Stocks	16	2,862.0	1,506.8	296.0	1,560.5	53.7	2,576.6	1,210.7
Bonds	17	13,559.1	17.6	(3.8)	35.0	17.4	9,978.4	21.4
Japanese government bonds	18	10,510.2	(7.8)	(0.7)	5.6	13.4	7,083.9	(7.1)
Others	19	10,137.4	274.3	50.4	311.2	36.8	10,986.4	224.0
Foreign bonds	20	8,324.2	149.7	(33.7)	161.4	11.7	9,253.1	183.4
Total	21	30,846.5	1,682.5	353.2	1,908.2	225.7	27,745.8	1,329.2
Stocks	22	3,344.2	1,508.4	297.2	1,562.1	53.7	3,057.1	1,211.2
Bonds	23	13,581.4	17.5	(3.8)	35.0	17.4	10,000.7	21.4
Others	24	13,920.9	156.6	59.9	311.2	154.6	14,688.0	96.7

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
2.

“Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31) are applied from the fiscal year ending March 31, 2021.

Due to the application, the net unrealized gains (losses) for the three months ended June 30, 2020 are measured based on market prices of the securities as of the balance sheet date. For the year ended March 31, 2020, stocks within Other securities and foreign stocks within Others of Other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.

3.

Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 18.8 billion yen and losses of 26.4 billion yen were recognized in the statements of income for the three months ended June 30, 2020 and for the year ended March 31, 2020 respectively.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2020		March 31, 2020
		Change from March 31, 2020
Domestic deposits	108,107.5	5,923.5	102,184.0
Individual	51,132.1	2,079.1	49,053.0
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	84,140.9	3,953.5	80,187.4
Domestic offices (excluding offshore banking account)	58,914.2	4,300.8	54,613.3
Overseas offices and offshore banking accounts	25,226.8	(347.3)	25,574.1
6. ROE
Consolidated			(%)
	Three months ended June 30, 2020		Three months ended June 30, 2019
		Change
ROE (denominator: Total stockholders’ equity)	3.7	(5.9)	9.6

Note:		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2